

13001153

PE 12/21/2012

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 30 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-30-13

Re: Capital One Financial Corporation
Incoming letter dated December 21, 2012

Dear Ms. Ising:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Capital One by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Capital One Financial Corporation
Incoming letter dated December 21, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in Capital One's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Capital One may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Capital One seeking approval to amend Capital One's certificate of incorporation. You also represent that the proposal would directly conflict with Capital One's proposal. You indicate that inclusion of the proposal and Capital One's proposal in Capital One's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Capital One omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Capital One relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Titera, Michael A. <MTitera@gibsondunn.com>
Sent: Friday, December 21, 2012 6:50 PM
To: shareholderproposals
Subject: Capital One Financial Corporation (Chevedden)
Attachments: Capital One Financial Corporation (Chevedden).pdf

Attached on behalf of our client, Capital One Financial Corporation, please find our no-action request with respect to the stockholder proposal and statements in support thereof submitted by John Chevedden.

Mike Titera*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3517 • Fax +1 202.530.9578
MTitera@gibsondunn.com • www.gibsondunn.com
*Admitted only in California; practicing under the supervision of Principals of the Firm.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: C 67293-00111

December 21, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Capital One Financial Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Capital One Financial Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Stockholder Meeting (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal as a result of a proposal that the Company's Board of Directors (the "Board") will submit to a stockholder vote at the 2013 Annual Stockholder Meeting to amend the Company's Restated Certificate of Incorporation (the "Certificate") to implement majority voting standards in place of the supermajority voting provisions discussed below (the "Company Proposal"). We further request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal, which will be voted on at the 2013 Annual Stockholder Meeting.

BACKGROUND

The Company's Certificate includes supermajority voting standards. On December 11, 2012, the Board adopted resolutions authorizing the Certificate amendments that comprise the Company Proposal, determining the advisability of such amendments and recommending that the Company's stockholders approve the Company Proposal at the Company's 2013 Annual Stockholder Meeting. At the same time, the Board approved a conforming amendment to eliminate the sole provision in the Company's Amended and Restated Bylaws (the "Bylaws") requiring a supermajority vote, which will become effective if the amendment to the corresponding provision in the Certificate is approved by stockholders and becomes effective (the "Bylaw Amendment").

The Company Proposal includes amendments to each of the supermajority voting provisions applicable to the common stock set forth in the Certificate.[1] These include amendments to replace supermajority voting provisions regarding stockholder approval of future amendments to the Certificate and in Article VIII, Paragraph (D) regarding the removal of directors with the majority voting standards set forth in the Delaware General Corporation Law. In addition, three of the Certificate amendments included in the Company Proposal will replace the current supermajority voting standards with the majority voting standards set forth below. Specifically:

- Article VI, Paragraph (A)(i) regarding the ability of stockholders to amend the Bylaws will require the approval of a majority (instead of 80%) of the voting power of the outstanding voting stock, voting together as a single class;

- Article IX, Section 1, Paragraph (A) regarding the approval of certain business combinations will require the approval of each of a majority (instead of 75%) of the voting power of the outstanding voting stock, voting together as a single class, and the outstanding voting stock not owned directly or indirectly by any Interested Stockholder or its Affiliates (as defined in the Certificate); and

- Article IX, Section 6 regarding stockholder approval of future amendments to Article IX (regarding the approval of certain business combinations) of the Certificate will require the approval of each of a majority (instead of 80%) of the voting power of the outstanding voting stock, voting together as a single class, and the outstanding voting stock not owned directly or indirectly by any Interested Stockholder or its Affiliates (as defined in the Certificate).

Moreover, upon the effectiveness of the amendment to Article VI, Paragraph (A)(i) of the Certificate, the Bylaw Amendment will become effective and the supermajority voting standard in Section 7.1 of the Bylaws will be replaced with a majority voting standard.

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[1] The Certificate and Bylaws do not include any supermajority voting provisions applicable to Board action and, as addressed below, the only other supermajority voting provision is limited to holders of preferred stock.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Under this standard, the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. The Proposal seeks the removal of "each voting requirement in the Certificate and Bylaws that calls for a greater than simple majority vote." The supporting statements express concern regarding supermajority voting standards in several places.[2] As discussed above, the Company has achieved the Proposal's objective because the Board has resolved to submit the Company Proposal to a stockholder vote at the 2013 Annual Stockholder Meeting and the Company Proposal seeks to replace every supermajority voting standard in the Certificate applicable to common stock with a majority vote standard. In addition, the Board

---

[2] The supporting statements note: "[s]upermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance," and "[s]upermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management."

has approved the Bylaw Amendment, which will take effect upon the effectiveness of the corresponding Certificate amendment and will replace the sole supermajority voting standard in the Bylaws with a majority voting threshold.

Each of these changes achieves the fundamental objective of removing supermajority voting standards affecting action by the common stockholders by replacing them with majority vote standards. The Staff has consistently concurred that similar stockholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set stockholder voting thresholds at a majority of the company's outstanding shares. For example, in *McKesson Corp.* (avail. Apr. 8, 2011), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a voting standard based on a majority of outstanding shares. Similarly, in *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% of outstanding shares to a majority of outstanding shares. *See also American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each stockholder supermajority voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the board of directors of the company approved an amendment to the certificate of incorporation that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (avail. Apr. 5, 2010) (concurring with the exclusion of a proposal nearly identical to *American Tower* under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority voting standard); *Watson Pharmaceuticals, Inc.* (avail. Feb. 17, 2012) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company "take the steps necessary so that each shareholder voting requirement in [the company's] charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" as substantially implemented where the company's board of directors adopted an amendment to the bylaws replacing a supermajority voting requirement with a requirement to obtain the "vote of at least a majority of the stock having voting power present in person or represented by proxy"). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the amendments to the company's governing documents addressed both the proposal's underlying concerns and its essential objective, regardless of whether the company implemented the exact voting standard requested by the proposal.

The only supermajority voting provision not addressed by the Company Proposal is the requirement in the Certificate of Designations regarding the Company's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") that holders of at least two-thirds of all of the shares of Series B Preferred Stock at the time outstanding, voting separately as a class, approve certain matters that would adversely affect such holders. This limited voting provision protects the investment interests of preferred stockholders, does not diminish the voting rights of holders of common stock generally, reflects the terms negotiated with the preferred stockholders at the time of their investment and is not subject to amendment without approval of only such holders. Staff precedent makes clear that the retention of this term does not preclude the Staff from determining that the Proposal is excludable under Rule 14a-8(i)(10). *See Nicor Inc.* (avail. Jan. 28, 2008, *recon. denied* Feb. 12, 2008) (concurring with the exclusion of a similar stockholder proposal under Rule 14a-8(i)(10) where the company did not amend provisions requiring a "supermajority vote of approval from the affected series of preferred or preference stock" for, among other things, certain amendments "that would adversely affect the rights of the holders of the shares of such series"); *Exxon Mobil* (avail. Mar. 21, 2011) (concurring with the exclusion of a similar stockholder proposal under Rule 14a-8(i)(10) despite a provision in the certificate requiring a two-thirds vote of Class B Preferred Stock on any proposed amendment to the certificate that would adversely affect the preferences, special rights or powers of the Class B Preferred). *See also Mattel Inc.* (avail. Feb. 3, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting the ability of stockholders to act by written consent based on a majority of outstanding shares where the company's certificate required "a two-thirds vote of any series of preferred stock on any proposed amendment to our Charter that would adversely affect the preferences, special rights or powers of such series").

The Board lacks unilateral authority to adopt the Certificate amendments set forth in the Company Proposal, but, as discussed above and consistent with the Proposal, has taken all of the steps necessary to eliminate all supermajority voting requirements in the Certificate and Bylaws except for one provision that is not applicable to the common stockholders. Thus, by submitting the Company Proposal to the Company's stockholders at the 2013 Annual Stockholder Meeting, and by approving the conforming change to the Bylaws, the Company has addressed the essential objective of the Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken. For these reasons, the Proposal is properly excludable under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2013 Annual Stockholder Meeting.

The Proposal also may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal. Pursuant to Rule 14a-8(i)(9), a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998).

The Staff has consistently concurred that, where a stockholder proposal like the Proposal and a company proposal like the Company Proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). For example, in *Alcoa, Inc.* (avail. Jan. 6, 2012), the Staff concurred with the exclusion of a substantially similar stockholder proposal requesting that Alcoa take steps to remove all supermajority voting provisions in favor of adopting a majority of votes cast standard because Alcoa proposed amendments that would change the voting standards to a majority of outstanding shares. In response to Alcoa's request to exclude the stockholder proposal under Rule 14a-8(i)(9), the Staff noted the company's concern that "inclusion of the proposal and Alcoa's proposals in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and Alcoa's proposals were approved." *See also Fluor Corp.* (avail. Jan. 25, 2011); *Alcoa Inc. (K. Steiner)* (avail. Jan. 12, 2011); *Del Monte Foods Co.* (avail. June 3, 2010); *Dominion Resources, Inc.* (avail. Jan. 19, 2010, *recon. denied* Mar. 29, 2010); *The Walt Disney Co.* (avail. Nov. 16, 2009, *recon. denied* Dec. 17, 2009); *Best Buy Co., Inc.* (avail. Apr. 17, 2009) (in each case, concurring with the exclusion of a stockholder proposal requesting that the company's supermajority voting provisions be replaced with a majority of votes cast standard where company proposals would reduce such supermajority voting provisions to a majority of shares outstanding standard). *See also SUPERVALU Inc.* (avail Apr. 20, 2012) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 75% to 66 2/3%); *Duke Energy Corp.* (avail. Mar. 2, 2012) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 75%); *Piedmont Natural Gas Co., Inc.*

(avail. Nov. 17, 2011) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions to 66 2/3%); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%).

Consistent with the precedent cited above, the Company Proposal would replace those provisions of the Company's Certificate currently requiring a supermajority vote by common stockholders with the majority vote standards noted above. However, the Proposal requests that the Board take the steps necessary so that each voting requirement in the Company's Certificate and Bylaws "that calls for a greater than simple majority vote" be changed to "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." Thus, as discussed above, the Company Proposal takes a different approach that nonetheless seeks to accomplish the essential objective of the Proposal.

Because the Company Proposal and the Proposal could be read as implementing different voting standards for some of the provisions in the Company's Certificate, there would be conflicting outcomes. For example, if the Company's stockholders approved both the Company Proposal and the Proposal, it would not be possible to determine which of the alternative proposals they preferred, as some stockholders may have supported both while other stockholders may have supported one but not the other. Further, if both proposals were voted upon, some stockholders may have supported one of the proposals solely in preference to the other proposal, but might not have supported either proposal on an individual basis, preferring instead to maintain the status quo. Accordingly, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We are available to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Kristine Wellman, the Company's Senior Vice President & Chief Counsel, at (302) 255-3270.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Kristine Wellman, Capital One Financial Corporation
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Richard D. Fairbank
Chairman of the Board
Capital One Financial Corporation (COF)
1680 Capital One Dr
McLean VA 22102
Phone: 703 720-1000
Fax: 703-205-1755

Dear Mr. Fairbank,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 16, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John G. Finneran, Jr. <john.finneran@capitalone.com>
John G. Finneran, Jr. <investor.relations@capitalone.com>
Corporate Secretary

[COF: Rule 14a-8 Proposal, October 16, 2012]

Proposal 4* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary to eliminate each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote. The standard shall be replaced with the requirement of a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm has rated our company "D" since 2008 with "High Governance Risk," "High Concern" in takeover defenses and "High Concern" in Executive Pay – $18 million for our CEO Richard Fairbank.

Mr. Fairbank was given $8 million in market-priced stock options. Market-priced stock options can provide personal rewards due to a rising market alone, regardless of an executive's performance. Mr. Fairbank was entitled to a potential payment of $52 million if there is a change in control. Our company does not have a clawback policy which would allow for the recovery of unearned executive pay in the event of fraud or financial restatements.

Our Audit committee had two inside-related directors: Patrick Gross and Ronald Dietz. Mr. Gross was potentially over-committed with seats on 5 major boards and seats on our 3 most important board committees. Mr. Gross received by far our highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness:

Adopt Simple Majority Vote – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

October 19, 2012

VIA OVERNIGHT MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Capital One Financial Corporation (the "Company"), which received on October 16, 2012, your stockholder proposal entitled "Adopt Simple Majority Vote" for consideration at the Company's 2013 Annual Stockholder Meeting (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year preceding and including the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (October 16, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 16, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 16, 2012).

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 16, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 16, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 1680 Capital One Drive, McLean, Virginia 22102. Alternatively, you may transmit any response by facsimile to me at 703-720-2228.

If you have any questions with respect to the foregoing, please contact me at 703-720-1670. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Kelly Lunsford

Kelly Lunsford
Director – Corporate Governance Office

Enclosures

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL℠

October 23, 2012

John R. Chevedden
Via facsimile to: *** OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedde:, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100 shares of Capital One Financial Corp. (CUSIP: 14040H105, trading symbol: COF), 60 shares of Edwards Lifesciences (CUSIP: 28176E108, trading symbol: EW), 100 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), 100 shares of AutoNation, Inc. (CUSIP: 05329W102, trading symbol: AN) and 60 shares of Norfolk Southern Corp. (CUSIP: 655844108, trading symbol: NSC), since October 15, 2011. The above referenced shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W243827-22OCT12

P.O. BOX 770001
CINCINNATI, OH 45277-0045


NATIONAL
FINANCIAL

Post-it® Fax Note 7671	Date 10-30-12	# of pages ▶
To Kelly Lanstard	From	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 703-720-2225	Fax #	

October 23, 2012

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100 shares of Capital One Financial Corp. (CUSIP: 14040H105, trading symbol: COF), 60 shares of Edwards Lifesciences (CUSIP: 28176E108, trading symbol: EW), 100 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), 100 shares of AutoNation, Inc. (CUSIP: 05329W102, trading symbol: AN) and 60 shares of Norfolk Southern Corp. (CUSIP: 655844108, trading symbol: NSC), since October 15, 2011. The above referenced shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W243827-22OCT12


Fidelity
INVESTMENTS

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Richard D. Fairbank
Chairman of the Board
Capital One Financial Corporation (COF)
1680 Capital One Dr
McLean VA 22102
Phone: 703 720-1000
Fax: 703-205-1755 703-720-2228

REVISED NOV. 23, 2012

Dear Mr. Fairbank,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 16, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John G. Finneran, Jr. <john.finneran@capitalone.com>
John G. Finneran, Jr. <investor.relations@capitalone.com>
Corporate Secretary

[COF: Rule 14a-8 Proposal, October 16, 2012, Revised November 23, 2012]

Proposal 4* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm had continuously rated our company "D" since 2008 with "High Governance Risk," "High Concern" in takeover defenses and "High Concern" in Executive Pay – $18 million for our CEO Richard Fairbank.

Mr. Fairbank was given $8 million in market-priced stock options. Market-priced stock options can provide personal rewards due to a rising market alone, regardless of an executive's performance. Mr. Fairbank also had a $52 million entitlement potential for a change in control. Our company did not have a clawback policy which would allow for the recovery of unearned executive pay due to fraud or financial restatements.

Our Audit committee had two directors with 17 years long-tenure: Patrick Gross and Ronald Dietz. Long-tenure could seriously erode an independent perspective so valued for an audit committee. Plus Mr. Gross was potentially over-committed with seats on 5 major boards and seats on our 3 most important board committees. Mr. Gross received by far our highest negative votes – perhaps not a surprise.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness:

Adopt Simple Majority Vote – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***